Exhibit 4.22

[English Translation]

Automatic Stamping Machine Lease Agreement

between

ChipMOS TECHNOLOGIES INC.

and

CHANTEK ELECTRONIC CO. LTD.

Contract No. 91002

December 1, 2002

Automatic Stamping Machine Lease Agreement

This Agreement (the “Agreement”) was entered into by ChipMOS TECHNOLOGIES INC. (“Party A” hereafter) and CHANTEK ELECTRONIC CO., LTD. (“Party B” hereafter) for the purpose of leasing the automatic stamping machine designated by both Parties, who have agreed as follows:

Article I:    The Leasing Target

Party A agrees to lease from Party B one automatic stamping machine (the “Machine” hereafter).

Article II:    Lease Fee

(1)	Party A agrees to make a payment of NT$50,000 (tax included) each month to Party B as the lease payment.

(2)	All the equipment as parts of the Machine shall be delivered from and eventually returned to Party B’s pier. Party A shall bear all costs associated with such process, including loading, packing, transportation and installation, i.e., all the related expenses during the period from the time when the Machine is removed from Party B’s pier until it is returned to Party B’s pier upon expiration of this Agreement.

(3)	The insurance of the Machine:

(a)	Party A shall be responsible for the insurance expense during the period from the time when the Machine is delivered from Party B’s pier to the designated site in Party A’s factory.

(b)	Party A shall be responsible for the insurance expense during the period from the time when the Machine is delivered from Party A’s factory to Party B’s pier.

Article III:    Lease Term

The lease term of the Machine starts from the date of the delivery (December 1, 2002) to February 28, 2003. The term may be extended if both Parties agree.

Article IV:    Installation and Acceptance Check

Party A shall send its representatives to Party B’s factory to check the Machine. Once the Machine passes the acceptance inspection, Party B shall immediately stop the operation of the Machine. Party B shall guarantee all the functions of the Machine will perform as normal. Upon the expiration of the lease term, when Party A returns the Machine to Party B, it shall send its representatives to Party B’s factory to coordinate with Party B for an acceptance inspection, performing the same procedures as when the Machine is delivered to Party A. Should there be any damage found in the acceptance inspection, Party A shall be responsible for repairing the Machine so that it is in the same condition as it was delivered. Party A’s obligation shall not terminate until the acceptance inspection is completed by Party B. In the event that any returned equipment fails to pass the acceptance inspection (failure to operate), Party A shall pay lease payment to Party B on a daily basis during the repair period.

Article V:    Rights and Obligations of Maintenance

(1)	During the lease term (from the time when the Machine is delivered until it is returned), Party A shall keep good maintenance of the Machine and use materials and parts from original equipment manufacturer at its own expense. Party A shall indemnify any damage caused by its own or force majeure. When the Machine is returned, it is to be installed onto the base board.

(2)	Party A shall be responsible for purchasing an insurance policy for the Machine during the lease term.

Article VI:    Payment Method

Prior to the fifth day of each month, Party B shall send an invoice to Party A’s Purchasing Department for payment. Prior to the twenty-fifth day of each month, Party A shall make the monthly payment to Party B.

Article VII:    Transfer

Any of Party A’s rights and obligations hereunder shall not be transferred, subleased or pledged to any third party.

Article VIII:    Default

Unless otherwise required elsewhere herein, in the event that any Party violates or fails to perform any article of this Agreement, the other Party may send a written notice to the breaching Party requesting such breach to be cured within fifteen days.

Article IX:    Effectiveness, Termination and Abolishment

(1)	This Agreement shall be effective from December 1, 2002 to February 28, 2003.

(2)	Upon expiration, this Agreement may be extended under the conditions mutually agreed upon by both Parties. Any Party who has no intention to renew this Agreement shall inform the other Party in writing fifteen days before the expiration date. Otherwise this Agreement will be automatically extended for three more months.

(3)	Any Party who intends to terminate this Agreement prior to the expiration shall notify the other Party in writing fifteen days before the expiration date.

Article X:    Dispute Resolution

(1)	Any matter that is not covered hereunder shall be resolved as required by applicable laws, and any matter that is not covered under applicable laws shall be resolved through negotiation in good faith between Parties.

(2)	Both Parties agree to solve in good faith any dispute or disagreement in connection with this Agreement. Should there be any necessity for a litigation, both Parties agree to use Hsinchu District Court as the court of first instance.

Article XI:    Counterparts

This Agreement shall be executed in two counterparts with one retained by each Party.

Execution:

Party A:	ChipMOS TECHNOLOGIES INC.
Representative:	Hung-Chiu Hu (Seal)
Address:	5, Nanke 7 Road, Tainan Science-Based Industrial Park

Party B:	CHANTEK ELECTRONIC CO. LTD.
Representative:	Shih-Jye Cheng (Seal)
Address:	37, Hsintai Road, Chupei, Hsinchu

Date:	December 1, 2002

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